LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 Facsimile: +44 (0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. Beijing • Hong Kong • Tokyo Melbourne • Sydney

May 16, 2016

Mr. John Reynolds,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Newbelco SA/NV Form F-4 (Confidential Submission No. 2)

Dear Mr. Reynolds:

Thank you for your letter of May 4, 2016, setting forth the Staff’s comments on the draft Registration Statement on Form F-4 (the “Draft Form F-4”) confidentially submitted to the Staff by Newbelco SA/NV (“Newbelco”) on April 19, 2016. On behalf of Newbelco, we have submitted today through the EDGAR system for further confidential review by the Staff a revised version of the Draft Form F-4, reflecting changes made in response to the Staff’s comments as well as additional updating information. For the convenience of the Staff, we enclose herewith (i) five copies of the revised version of the Draft Form F-4 and (ii) five copies of the Draft Form F-4 marked to show changes from the version submitted on April 19, 2016.

Newbelco has keyed its responses in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Draft Form F-4.

As a result of the changes to the Draft Form F-4, some page references have changed. The page references in the comments refer to page numbers from the previous version; the page numbers in the responses refer to page numbers in the current clean version.

Newbelco, AB InBev and SABMiller plc (“SABMiller”) remain grateful for the Staff’s willingness to accommodate the time schedule we have previously discussed targeting effectiveness of the definitive registration statement in early July 2016. Following receipt of any further comments the Staff may have, Newbelco intends to submit confidentially a further revised version of the Draft Form F-4 to the Staff to address any outstanding comments.

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The Transaction, page 17

1.	We reissue prior comment two. Please provide additional clarification of the steps of the Transaction. Please revise to include the definition of the Initial Shares as referenced in the UK Scheme. In addition, in discussing the Belgian Offer on page 18 you reference the cash consideration or partial share alternative in exchange for each SABMiller ordinary share held. However in the first step of the transaction, the UK scheme, you reference the acquisition of SABMiller by Newbelco through the issuance of Initial Shares. Therefore, it is unclear how the second step can reference shares held in SABMiller when those shares had already been exchanged for the Initial Shares in Newbelco. Please revise. See also similar disclosure on page 80.

R: In response to the Staff’s comment, Newbelco has revised and expanded the disclosure about the structure of the Transaction throughout the Draft Form F-4 to provide additional clarification about the steps of the Transaction. In particular, Newbelco has added the definition of Initial Shares in reference to the UK Scheme on pages 17 and 84 and has clarified the Belgian Offer mechanics on pages 18 and 84 to 85 of the Draft Form F-4.

Mr. John Reynolds	-2-

Risk Factors, page 36

2.	Please add a risk factor that describes the risks associated with counsel not giving an opinion on your PFIC status.

R: In response to the Staff’s comment, Newbelco has added a risk factor addressing the lack of an opinion of counsel and the associated PFIC risks on page 73 of the Draft Form F-4.

Security Ownership of Certain Beneficial Owners and Management of AB Inbev, page 97

3.	Please update the disclosure in this section as of the most recent practicable date.

R: In response to the Staff’s comment, Newbelco has updated the disclosure in this section as of April 30, 2016 with the information currently available to it on pages 102 to 103 and page 106 of the Draft Form F-4. Newbelco does not currently have information on the shareholdings of the AB InBev Executive Board of Management, but expects to obtain and provide updated information as of May 31, 2016 for disclosure in this section in advance of the public filing of the Form F-4.

Newbelco Board of Directors and Management Upon Completion of the Transaction, page 106

4.	We note your response to prior comment 7 and we partially reissue. Please revise to provide further context to your response that the remaining three directors will not be known prior to effectiveness in light of the Irrevocable Undertakings with BEVCO and Altria dated November 11, 2015. In particular we note the provisions in sections 12(c) and 13(b)(1) in the agreement with BEVCO and similar provisions in the agreement with Altria.

R: In response to the Staff’s comment, Newbelco has revised and expanded the disclosure about the appointment of directors on pages 111 to 112 of the Draft Form F-4. In particular, we note that if all SABMiller shareholders, including Altria and BEVCO, exercise the Partial Share Alternative for the entire share capital of SABMiller owned by them and no SABMiller shareholder elects for the Cash Consideration, Altria and BEVCO will hold only 40.45% of the Restricted Shares following completion of the Transaction and will not be able to effectively control the nomination of the three directors to be proposed by the holders of the Restricted Shares. As a result, the identity of the Newbelco directors to be proposed by the holders of the Restricted Shares will only be determined once the Belgian Offer has closed and the make-up of the holders of the Restricted Shares is known. As disclosed on page 112 of the Draft Form F-4, the holders of the Restricted Shares are not expected to meet to choose the three candidates to be proposed by them until shortly after completion of the Transaction.

Material Tax Consequences of the Transaction, page 114

5.	We note that Counsel’s opinion as to the U.S. federal income tax treatment of the Belgian Merger is based upon the determination by AB InBev that it has not been a “passive foreign investment company”(“PFIC”) for U.S. federal income tax purposes and the expectation of AB InBev that it will not be a PFIC for its current taxable year. Please revise to disclose or clarify the material facts about AB InBev’s inquiry into or knowledge concerning its expectation that it will not be a PFIC for its current taxable year so that investors can better understand the basis for this expectation.

R: In response to Staff’s comment, the basis for AB InBev’s determination that it has not been a PFIC and does not expect to be a PFIC this year has been added on page 122 of the Draft Form F-4.

Principal Shareholders of Newbelco Following the Transaction, page 95

6.	Please remove the reference to “certain” from the Belgian tax considerations section on page 120. For guidance, see Section III.C.1 of Staff Legal Bulletin 19.

R: In response to the Staff’s comment, Newbelco has revised the tax disclosure included on pages 32 and 114 of the Draft Form F-4 to remove the reference to “certain” from the Belgian tax considerations section on page 126 in the Draft Form F-4.

Exhibit 5.1

7.	Please remove sections 2(g) and (h) and section 9 from the legality opinion. Similarly revise the tax opinion filed as Exhibit 8.2

Mr. John Reynolds	-3-

R: In response to the Staff’s comment, Belgian counsel has revised its legality opinion filed as Exhibit 5.1 to the Draft Form F-4 to delete sections 2(g) and 9 and to remove the reference to Belgian courts in section 2(h). Belgian counsel has revised its tax opinion filed as Exhibit 8.2 to the Draft Form F-4 on the same basis.

However, we believe that the remainder of section 2(h) in the legality opinion and section 3(e) in the tax opinion are consistent with the guidance provided in Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011) and respectfully explain here why we believe that these sections should remain in these opinions. In particular, Belgian counsel has advised Newbelco as follows: The opinion may be relied upon by any person (no limitations or exceptions) for the purpose of the filing of the Form F-4 and the language in sections 2(h) of the legality opinion and 3(e) of the tax opinion does not exclude any person from relying on the opinion. Newbelco is incorporated under and governed by Belgian law. The share issuance to which the legality and tax opinions relate is also governed by Belgian law. As permitted by section II.B.1.c of Staff Legal Bulletin 19, Belgian counsel to Newbelco opines on Belgian law only. Therefore, any issues of interpretation or liability arising from the opinion will be governed by Belgian law, i.e., the law on which counsel is competent to opine. Belgian counsel believes that this approach is also in accord with previous opinions issued by non-U.S. counsel and filed with the Commission as exhibits to registration statements under the Securities Act of 1933.

Exhibit 8.1

8.	We note you last sentence in the second paragraph that the disclosure in the material tax consequences section is accurate in all material respects. Please revise the form of the tax opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of Counsel. For guidance, see Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19. Similarly revise Exhibit 8.2. Additionally, please advise us when your counsel plans to file the signed and dated legality and tax opinions.

R: In response to Staff’s comment, Exhibits 8.1 and 8.2 have been revised to clearly state that the consequences described in the prospectus are the opinion of counsel. Additionally, Newbelco advises the Staff supplementally that Newbelco will file that signed and dated legality and tax opinions in connection with the public filing of the Form F-4.

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Please do not hesitate to call me at + 44 20 7959 8570 with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ George H. White

George H. White

cc:	Steve Lo
Angela Lumley
Jonathan Burr
Pamela Howell
Paul Dudek
Christina Chalk
(Securities and Exchange Commission)

Carlos Brito
Sabine Chalmers
Ann Randon
Lucas Lira
Augusto Lima
(Anheuser-Busch InBev SA/NV)

Mr. John Reynolds	-4-

Tim Boucher
Emma Holmes
John Davidson
Stephen Jones
(SABMiller plc)

John Horsfield-Bradbury
Joshua Bradley
Jennifer Rainey Singh
(Sullivan & Cromwell LLP)

Cecil Quillen
Megan Schellinger
(Linklaters LLP)